FARMERS CAPITAL BANK CORPORATION
P.O. Box 309
202 W. Main St.
Frankfort, KY 40602

June 11, 2012

Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C.  20549
Attn:  Michael R. Clampitt, Senior Counsel

Re:         Farmers Capital Bank Corporation
Registration Statement on S-1/A Filed May 29, 2012
File No. 333-180911

Ladies and Gentlemen:

We are in receipt of your letter dated May 31, 2012 (the “May 31 Comment Letter”), to Lloyd C. Hillard, Jr., President and Chief Executive Officer of Farmers Capital Bank Corporation (the “Company”, “we”, “us” or “our”) respecting the above-referenced registration statement on Form S-1/A (the “Registration Statement”).  We are contemporaneously herewith filing a Pre-Effective Amendment No. 4 to the Registration Statement (the “Amendment”).

We offer the responses set forth below.  For convenience, each of your comments has been inserted in order in italics and the Company’s response to each comment is in unitalicized text under that comment.

Prospectus Cover Page

1.           Once you have named your underwriter(s), please provide a brief description of the underwriting arrangements.  For example, describe whether the underwriters may be required to purchase any specific number or dollar amount of securities in certain circumstances.  Refer to Item 501(b)(8) of Regulation S-K.

The cover page has been revised to list the underwriters and provide a brief description of the underwriting arrangements.  The cover page now states:  “After the auction closes, if Treasury decides to sell any of the offered Preferred Shares, then the underwriters will agree to purchase such Preferred Shares in a firm commitment underwriting and the public offering price of such Preferred Shares will equal the clearing price plus accrued dividends thereon.”

Securities and Exchange Commission
June 11, 2012

Summary

2.           Revise to disclose if the Company is bidding in the offering.  If so, revise to disclose the capital ratios for the Company and the Bank as of the most recent practicable date, and the ratios assuming the Company is a successful bidder.

Page S-3 of the “Summary” section under the subheading “Auction Process” states that the Company does not intend to submit any bids in the auction.

Please do not hesitate to contact the Company’s counsel, J. David Smith, Jr., or Richard H. Mains, of Stoll Keenon Ogden PLLC (859-231-3000), should you have any questions regarding this letter or the Amendment.

Respectfully submitted,

/s/ Lloyd C. Hillard, Jr.__
Lloyd C. Hillard, Jr.
President and Chief Executive Officer